UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 FORM 12B 25
                                                           SEC FILE NUMBER
                                                               33-1381-D

                         NOTIFICATION OF LATE FILING
                                                            CUSIP NUMBER


(Check One):    ( ) Form 10 K  ( ) Form 20 F  ( ) Form 11 K
                (x) Form 10 Q  ( ) Form N SAR

   For Period Ended: MARCH 31, 2000
   ( )    Transition Report on Form 10 K
   ( )    Transition Report on Form 20 F
   ( )    Transition Report on Form 11 K
   ( )    Transition Report on Form 10 Q
   ( )    Transition Report on Form N SAR
   For the Transition Period Ended:



Read Attached Instruction sheet (on back page) Before Preparing Form. Please Print or Type. NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:




PART I   REGISTRANT INFORMATION

Full Name of Registrant:
iShopper.com,Inc.

Former Name if Applicable:

Address of Principal Executive Office (Street and Number):
8722 South 300 West, Suite 106

City, State and Zip Code:
Sandy Utah 84070

PART II   RULES 12B 25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b 25(b), the following should be completed. (Check box if appropriate)


[x]  (a)      The reasons described in reasonable detail in Part III of
              this form could not be eliminated without unreasonable effort or expense;

[x]  (b)      The subject annual report, semi annual report, transition
              report on Form 10 K, Form 20 F, Form 11 K or Form N SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10 Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]  (c)      The accountant's statement or other exhibit required by Rule
              12b 25(c) has been attached if applicable.


PART III   NARRATIVE

State below in reasonable detail the reasons why Forms 10 K, 20 F, 11 K, 10
Q, N SAR, or the transition report or portion thereof, could not be filed
within the prescribed time period.               (Attach Extra Sheets if Need)
                                                               SEC 1344 (6/94)

iShopper.com, Inc. (the "Company") was unable to file its Form 10-QSB by May 15, 2000 due to its inability to locate the required filing CCC and CIK numbers by the required filing time. The filing was made shortly after the required filing time.

PART IV   OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

          William E. Chipman, Sr.           (801)          984-9300

            (Name)                        (Area Code) (Telephone Number)




(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                             (X) Yes ( )No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion there?

        If so, attach an explanation of the anticipated change, both narratively and quantitatively and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             ( ) Yes (X) No




                            iShopper.com, Inc.
                 -------------------------------------------
                 (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: MAY 16, 2000              By /S/ William E. Chipman, Sr.
                                 ------------------------------------------
                             William E. Chipman, Sr., Chief Executive Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations


(See 18 U.S.C. 1001).



                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b 25 (17 CFR 240.12b 25 ) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0 3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b 25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic files unable to timely file a report solely due to electronic difficulties. Files unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S T (Section232.201 or Section232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S T (Section232.13(b) of this charter).